Exhibit 99.1

Trillion Energy Announces Election to Issue Common Shares

in Satisfaction of Convertible Debenture Interest Payment Obligations

and Shares for Debt Settlement

April 25, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces that in accordance with the terms of a debenture indenture entered into between the Company and Odyssey Trust Company (“Odyssey”) dated April 20, 2023 (the “Base Indenture”) as supplemented by the first supplemental debenture indenture dated as of September 14, 2023 (together with the Base Indenture, the “Indenture”), governing the 12.0% convertible debentures of the Company (aggregate principal amount of $15,000,000) maturing on April 30, 2025 (the “Convertible Debentures”), holders (each, a “Debentureholder”) representing at least 66-2/3% of the principal amount of the Convertible Debentures have signed an extraordinary resolution dated April 23, 2025, consenting to: (i) receiving an aggregate of 27,270,910 common shares of the Company at $0.033 per share in lieu of cash in satisfaction of an aggregate total of $899,940 accrued interest, as of April 30, 2025, payable to all Debentureholders of the Convertible Debentures due on April 30, 2025; (ii) authorizing the Company and Odyssey to enter into a second supplemental debenture indenture (the “Second Supplemental Indenture”) to amend the maturity date of the Convertible Debentures from April 30, 2025 to July 31, 2025; (iii) agreed that the Convertible Debentures will continue to bear interest from May 1, 2025 to July 31, 2025 at a rate of 12% per annum payable in cash; and (iv) agreed that as a result of the amendment to the maturity date of the Convertible Debentures, the Debentureholders will receive an extension fee in the aggregate amount of $85,000 payable in common shares of the Company at price of $0.033 per share.

The issuance of the common shares in lieu of cash is subject to the terms and conditions of the Indenture and the Second Supplemental Indenture as well as the receipt of all requisite approvals, including, without limitation, the approval of the Canadian Securities Exchange.

Debt Settlements

The Company also announces that it proposes to issue an aggregate of 1,735,000 common shares of the Company at $0.033 per share in settlement of $57,255 in debt owed by the Company to consultants of the Company.

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedarplus.ca and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedarplus.ca, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2024. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2024.